Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                            For the month of May 2007
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

                 1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN


                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: May 16, 2007

List of materials

Documents attached hereto:


i) Press release announcing Consolidated Financial Results for the Fiscal Year Ended March 31, 2007





                                  Sony Corporation
                                  1-7-1 Konan, Minato-ku
                                  Tokyo 108-0075 Japan

                                  No: 07-047E
                                  3:00 P.M. JST, May 16, 2007


                 Consolidated Financial Results
            for the Fiscal Year Ended March 31, 2007

Tokyo, May 16, 2007 -- Sony Corporation today announced its consolidated results for the fiscal year ended March 31, 2007
(April 1, 2006 to March 31, 2007).

(Billions of yen, millions of U.S. dollars, except per share amounts)
                                           Fiscal Year ended March 31
                            2006          2007    Change        2007*
                                                  in Yen
----------                ------        ------    ------       ------
Sales and operating     Y7,510.6      Y8,295.7     +10.5%     $70,303
 revenue**
Operating income           226.4          71.8     -68.3          608
Income before income       286.3         102.0     -64.4          865
 taxes
Equity in net income        13.2          78.7    +496.9          667
 of affiliated
 companies
Net income                 123.6         126.3      +2.2        1,071

Net income per share
 of common stock
 - Basic                 Y122.58       Y126.15      +2.9%       $1.07
 - Diluted                116.88        120.29      +2.9         1.02

Unless otherwise specified, all amounts are presented in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

* U.S. dollar amounts have been translated from yen, for convenience only, at the rate of Y118=U.S.$1, the approximate
Tokyo foreign exchange market rate as of March 30, 2007.

** Effective April 1, 2006, Sony reclassified royalty income as a component of sales and operating revenue, rather than as a component of other income as previously recorded. As a result, this reclassification has also been made to sales and operating revenue, operating income and other income for the fourth quarter and the fiscal year ended March 31, 2006 to conform with the presentation of these items for the fourth quarter and the fiscal year ended March 31, 2007. Royalty income for the fourth quarter and the fiscal year ended March 31, 2007 was Y9.6 billion and Y35.1 billion, respectively. Royalty income for the fourth quarter and the fiscal year ended March 31, 2006 was Y10.6 billion and Y35.4 billion, respectively. These amounts were recorded primarily within the Electronics segment.

Consolidated Results for the Fiscal Year Ended March 31, 2007
-------------------------------------------------------------

Sales and operating revenue ("sales") increased 10.5% (a 7% increase on a local currency basis) compared with the previous fiscal year. (For all references herein to the results on a local currency basis, see Note I.)

Sales within the Electronics segment increased 16.9% (a 12% increase on a local currency basis). Products such as "BRAVIA(TM)" LCD televisions, "VAIO(TM)" PCs, and "Cyber-shot(TM)" digital cameras contributed to the sales increase, although there was a decline in sales of such products as CRT televisions. In the Game segment, sales increased by 6.1% compared with the previous fiscal year due to the launch of PLAYSTATION(R)3 ("PS3"). Sales in the Pictures segment increased 29.5% compared with the previous fiscal year due to the success of films such as The Da Vinci Code and Casino Royale. In the Financial Services segment, revenue declined 12.6% compared to the previous fiscal year mainly due to a decrease in valuation gains in the general account and the separate account at Sony Life Insurance Co., Ltd. ("Sony Life").

Operating income decreased 68.3% compared with the previous fiscal year.

In the Electronics segment, there was a substantial increase in operating income due primarily to an increase in sales to outside customers and the positive impact from the depreciation of the yen versus the U.S. dollar and the Euro. The operating income for the prior fiscal year included a one time net gain resulting from the transfer to the Japanese government of the substitutional portion of Sony's Employee Pension Fund, of which Y64.5 billion was recorded within the Electronics segment. During the current fiscal year, Sony recorded a Y51.2 billion ($434 million) provision that relates to charges incurred as a result of the recalls by Dell Inc., Apple Inc. and Lenovo, Inc. of notebook computer battery packs that use lithium-ion battery cells manufactured by Sony and the subsequent global replacement program initiated by Sony for certain notebook computer battery packs used by Sony and several other notebook computer manufacturers that use lithium-ion battery cells manufactured by Sony. In the Game segment, there was a significant operating loss as a result of the sale of PS3 at strategic price points lower than its production cost during the introductory period. In the Pictures segment, operating income increased due to strong worldwide theatrical and home entertainment revenue on feature films released in the current fiscal year. In the Financial Services segment, there was a significant decline in operating income as a result of decreased valuation gains from investments in the general account, including valuation gains from convertible bonds.

During this fiscal year, restructuring charges, which are recorded as operating expenses, totaled Y38.8 billion ($329 million) compared to Y138.7 billion in the previous fiscal year.
In the Electronics segment, restructuring charges were Y37.4 billion ($317 million) compared to Y125.8 billion in the previous fiscal year.

A gain on the sale of a portion of the site of Sony's former headquarters in the amount of Y21.7 billion ($184 million) is included in operating income for the current fiscal year. Operating income in the previous fiscal year included a one time net gain of Y73.5 billion, which resulted from the above-noted transfer to the Japanese government of the substitutional portion of Sony's Employee Pension Fund.

Operating income was negatively affected by the recording of certain provisions for outstanding claims, partially offset by the reversal of a portion of provisions related to the resolution of certain prior patent claims recorded in prior periods.

Income before income taxes declined 64.4% compared to the previous fiscal year due to the net effect of other income and expenses, which was Y29.6 billion lower compared to the previous fiscal year, in addition to the above-mentioned decrease in operating income. The lower net effect of other income and expenses was primarily a result of a decrease in the gain on change in ownership interests in subsidiaries and investees and an increase in the amount of net foreign currency exchange losses. During the current fiscal year, a Y31.5 billion ($266 million) gain was recorded from the sale of a portion of stock in StylingLife Holdings Inc. ("StylingLife"). However, the total gain on change in ownership interests declined as Sony recorded a gain on change in interest of Y60.8 billion in the previous fiscal year resulting from the initial public offering of So-net Entertainment Corporation ("So-net"), and the sale of a portion of stock held in both Monex Beans Holdings, Inc., and So-net M3 Inc., a consolidated subsidiary of So-net.

Income taxes: During the current fiscal year, Sony recorded Y53.9 billion ($457 million) of income taxes at an effective tax rate of 52.8%. This effective tax rate exceeded the Japanese statutory tax rate as a result of a reduction in reversals to income tax expense, which was primarily due to the recording of losses by certain overseas subsidiaries with tax rates that are lower than the rate in Japan. The effective tax rate was 61.6% in the previous fiscal year and exceeded the Japanese statutory tax rate due to the recording of additional valuation allowances against deferred tax assets by Sony Corporation and several of Sony's domestic and overseas consolidated subsidiaries due to continued losses recorded by these entities and the recording of an additional tax provision for the undistributed earnings of overseas subsidiaries.

Equity in net income of affiliated companies increased by approximately six times to Y78.7 billion ($667 million). Equity in net income of affiliated companies reported for Sony Ericsson Mobile Communications AB ("Sony Ericsson") was Y85.3 billion ($723 million), an increase of Y56.3 billion compared to the previous fiscal year. Sony recorded equity in net income of Y5.0 billion ($43 million) for SONY BMG MUSIC ENTERTAINMENT ("SONY BMG"), a decrease of Y0.8 billion compared to the previous fiscal year. Sony recorded equity in net income of Y6.4 billion ($54 million) (before the elimination of unrealized intercompany profits of Y1.4 billion), a Y13.6 billion improvement compared to the prior fiscal year, for S-LCD Corporation ("S-LCD"), a joint-venture with Samsung Electronics Co., Ltd. for the manufacture of amorphous TFT LCD panels. Sony recorded equity in net loss of Y18.9 billion ($160 million) for Metro-Goldwyn-Mayer Inc. ("MGM")*, an increase in the amount of equity in net loss of Y2.0 billion compared to the previous fiscal year. The equity in net loss for MGM includes a non-cash interest expense of Y9.6 billion ($81 million) on cumulative preferred stock compared to the Y6.0 billion of non-cash interest expense on cumulative preferred stock recorded in the previous fiscal year.

*On April 8, 2005, a consortium led by Sony Corporation of America and its equity partners completed the acquisition of MGM. As part of the acquisition, Sony invested $257 million in exchange for 20% of the total equity. However, based on the percentage of common stock owned, Sony records 45% of MGM's net income (loss) as equity in net income (loss) of affiliated companies.

As a result, net income of Y126.3 billion ($1,071 million) was recorded, an increase of 2.2% compared to the previous fiscal year.

Operating Performance Highlights by Business Segment
----------------------------------------------------

"Sales and operating revenue" in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated. "Operating income
(loss)" in each business segment represents operating income
(loss) recorded before intersegment transactions and unallocated corporate expenses are eliminated.

Electronics
-----------

                          (Billions of yen, millions of U.S. dollars)
                                           Fiscal Year ended March 31
                           2006           2007     Change        2007
                                                   in Yen
----------               ------         ------     ------      ------
Sales and operating    Y5,176.4       Y6,050.5      +16.9%    $51,275
 revenue
Operating income            6.9          156.7   +2,167.4       1,328

Unless otherwise specified, all amounts are reported on a U.S.
GAAP basis.

Sales increased by 16.9% compared to the previous fiscal year (a 12% increase on a local currency basis). Sales to outside customers increased 13.4% compared to the previous fiscal year. There was an increase in sales of products including "BRAVIA" LCD televisions, which experienced favorable sales in all regions, "VAIO" PCs, where favorable sales of notebook PCs were recorded outside of Japan, as well as "Cyber-shot" digital cameras, which saw increased sales in all regions. However, this increase was partially offset by a decrease in sales of CRT televisions, where the market continues to shrink. Intersegment transactions increased substantially, primarily as a result of the increased sales of semiconductors to the Game segment.

Operating income increased by Y149.8 billion compared with the previous fiscal year. Despite the recording of a Y51.2 billion ($434 million) provision in the second quarter for charges related to the notebook computer battery pack recalls and subsequent global replacement program, operating income increased significantly primarily as a result of an increase in sales to outside customers and a positive impact from the depreciation of the yen versus the U.S. dollar and the Euro. In the previous fiscal year, a Y64.5 billion gain was recorded as a result of the transfer to the Japanese government of the substitutional portion of Sony's Employee Pension Fund. With regard to products within the Electronics segment, "Cyber-shot" digital cameras and "BRAVIA" LCD televisions, which experienced favorable sales, and "Handycam(R)" video cameras, which experienced an increase in sales of high value-added models, contributed to the increase in the operating income of the segment.

Inventory, as of March 31, 2007, was Y725.8 billion ($6,151 million), a Y60.0 billion, or 9.0%, increase compared with the level as of March 31, 2006 and a Y125.8 billion, or 14.8%, decrease compared with the level as of December 31, 2006.

Operating Results for Sony Ericsson Mobile Communications AB
------------------------------------------------------------

The following operating results for Sony Ericsson, which is accounted for by the equity method, are not consolidated in Sony's consolidated financial statements. However, Sony believes that this disclosure provides additional useful analytical information to investors regarding operating performance. The operating results for Sony Ericsson discussed below are reported on an International Financial Reporting Standards basis, and thereby differ from the operating results reported on a U.S. GAAP basis contained within Sony's equity in net income (loss) of affiliated companies.

                                              (Millions of Euros)
                                              Year ended March 31
                                 2006            2007   Change in
                                                            Euros
----------                     ------          ------      ------
Sales and operating          EUR7,972       EUR11,892        +49%
 revenue
Income before income              593           1,509        +154
 taxes
Net income                        427           1,142        +168

Sales for the one-year period ended March 31, 2007 increased by 49% compared to the previous year. Results were boosted by sales of hit models such as "Walkman(R)" and "Cyber-shot" phones. As a result, Sony recorded equity in net income of Y85.3 billion ($723 million).

Game
----

                     (Billions of yen, millions of U.S. dollars)
                                      Fiscal Year ended March 31
                          2006           2007  Change       2007
                                               in Yen
----------              ------         ------  ------     ------
Sales and operating     Y958.6       Y1,016.8    +6.1%    $8,617
 revenue
Operating income           8.7         (232.3)      -     (1,969)
 (loss)

Unless otherwise specified, all amounts are reported on a U.S. GAAP basis.

Sales increased 6.1% compared with the previous fiscal year (a 2% increase on a local currency basis).

Hardware: Overall sales increased as a result of the launch of PS3 in Japan, North America, and Europe. However, the sales of PlayStation(R)2 ("PS2") and PSP(R) (PlayStation(R)Portable)
("PSP") declined due to lower unit sales compared with the previous fiscal year, and also because of a price reduction of the PS2.

Software: Despite an increase in PSP software sales compared to the previous fiscal year, as well as the contribution from PS3 software sales, overall software sales decreased as a result of lower PS2 software sales.

An operating loss of Y232.3 billion ($1,969 million) was recorded compared to the Y8.7 billion of operating income recorded in the previous fiscal year. This deterioration was primarily the result of the loss arising from the sale of PS3 at strategic price points lower than its production cost during the introductory period, as well as the recording of other charges in association with preparation for the launch of the PS3 platform. In addition, operating income from the PS2 business declined due to a decrease in software sales, while operating income from the PSP business increased primarily due to continued cost reductions in hardware production.

Worldwide hardware production shipments* (decrease compared to the previous fiscal year):

   -> PS2: 14.20 million units (a decrease of 2.02 million units)
   -> PSP: 8.36 million units (a decrease of 5.70 million units)
   -> PS3: 5.50 million units

Worldwide software production shipments* (increase/decrease compared to the previous fiscal year):

   -> PS2: 193 million units (a decrease of 30 million units)
   -> PSP: 54.1 million units (an increase of 12.5 million units)
   -> PS3: 13.2 million units

*Production shipments of hardware and software units are counted upon shipment of the products from manufacturing bases. Sales of such products are recognized when the products are delivered to customers.

Inventory, as of March 31, 2007, was Y198.8 billion ($1,685 million), a Y87.3 billion, or 78.4%, increase compared with the level as of March 31, 2006. Inventory increased by Y95.6 billion, or 92.6%, compared with the level as of December 31, 2006. These increases are primarily due to the launch of PS3 in Japan, North America, and Europe during the current fiscal year.

Pictures
--------
                        (Billions of yen, millions of U.S. dollars)
                                         Fiscal Year ended March 31
                          2006          2007   Change in       2007
                                                     Yen
----------              ------        ------      ------     ------
Sales and operating     Y745.9        Y966.3       +29.5%    $8,189
 revenue
Operating income          27.4          42.7       +55.7        362

Unless otherwise specified, all amounts are reported on a U.S. GAAP basis. The results presented above are a yen-translation of the results of Sony Pictures Entertainment ("SPE"), a U.S. based operation which consolidates the results of its worldwide subsidiaries. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results are specified as being on "a U.S. dollar basis."

Sales increased 29.5% compared with the previous fiscal year (a 26% increase on a U.S. dollar basis). Motion picture sales increased significantly due to higher worldwide theatrical and home entertainment revenue from films released in the current fiscal year, as compared to those released in the previous fiscal year. Major films released in the year that contributed to both theatrical and home entertainment revenue included The Da Vinci Code, Casino Royale, Click, Talladega Nights: The Ballad of Ricky Bobby and The Pursuit of Happyness. Television revenue also increased during this fiscal year, primarily as a result of higher advertising and subscription sales from several international channels.

Operating income increased Y15.3 billion to Y42.7 billion ($362 million), compared with the previous fiscal year. The increase is due to the substantially higher revenue from films released in the current fiscal year as discussed above. Partially offsetting this increase, the operating performance of the television business decreased primarily due to the recording of production and marketing expenses in the current fiscal year associated with several new network and made-for-syndication television shows, combined with the absence of a licensing agreement extension for Wheel of Fortune, which was recognized in the prior fiscal year.

Financial Services
------------------

                         (Billions of yen, millions of U.S. dollars)
                                          Fiscal Year ended March 31
                          2006          2007   Change           2007
                                               in Yen
----------              ------        ------   ------         ------
Financial service       Y743.2        Y649.3    -12.6%        $5,502
 revenue
Operating income         188.3          84.1    -55.3            713

Unless otherwise specified, all amounts are reported on a U.S.
GAAP basis. Therefore, they differ from the results that Sony
Life discloses on a Japanese statutory basis.

Financial service revenue decreased 12.6% compared with the previous fiscal year due to a decrease in revenue at Sony Life. Although revenue from insurance premiums increased at Sony Life reflecting an increase in insurance-in-force, revenue at Sony Life decreased by Y100.0 billion or 15.5% to Y545.1 billion ($4,619 million), primarily due to lower valuation gains in the general account and the separate account compared to the previous fiscal year, when there was a significant increase in the Japanese stock market.

Operating income decreased by 55.3% compared with the previous fiscal year due to a decrease in operating income at Sony Life. Despite an increase in insurance premium revenue, operating income at Sony Life declined by Y106.8 billion or 56.7%, compared to the previous fiscal year, to Y81.7 billion ($692 million). This decline was principally due to a decrease in valuation gains from investments in the general account, including valuation gains from convertible bonds, reflecting the above-mentioned Japanese stock market conditions.

All Other
---------
                     (Billions of yen, millions of U.S. dollars)
                                      Fiscal Year ended March 31
                          2006          2007   Change       2007
                                               in Yen
----------              ------        ------   ------     ------
Sales and operating     Y426.0        Y377.6    -11.4%    $3,200
 revenue
Operating income          20.5          32.4    +57.9        275

Unless otherwise specified, all amounts are reported on a U.S.
GAAP basis.

Sales decreased 11.4% compared with the previous fiscal year. This decrease in sales mainly reflects the deconsolidation of StylingLife, a holding company comprised of six of Sony's retail businesses, following the sale of a majority interest in the stock of the company during the first quarter of the current fiscal year, and a decline in sales at Sony Music Entertainment (Japan) Inc. ("SMEJ").

Sales at SMEJ declined mainly due to lower intersegment sales in association with the transfer of business activity relating to Sony's disc custom press business, which was carried out at SMEJ during the previous fiscal year, from SMEJ to other segments within the Sony Group. Best selling albums during the fiscal year included CHEMISTRY's ALL THE BEST, Yuna Ito's HEART and Angela Aki's HOME.

Operating income of Y32.4 billion ($275 million) was recorded, an increase of 57.9% compared with the previous fiscal year. This improvement in operating income was mainly due to a loss recorded in the previous fiscal year as the result of a write down of assets attributed to the asset impairment reflected upon the sale of a U.S. entertainment complex. Operating income at SMEJ declined compared to the previous fiscal year mainly due to a decrease in album and single sales and the recording of a gain in the previous fiscal year resulting from the transfer to the Japanese government of the substitutional portion of Sony's Employee Pension Fund.

Operating income at So-net increased in association with greater revenue relating to an increase in fiber optic service subscribers.

Operating Results for SONY BMG MUSIC ENTERTAINMENT
--------------------------------------------------

The following operating results for SONY BMG, which is accounted for by the equity method, are not consolidated in Sony's consolidated financial statements. However, Sony believes that this disclosure provides additional useful analytical information to investors regarding operating performance. The operating results of Sony BMG discussed below are reported on a U.S. GAAP basis. Sony records the operating results of SONY BMG in the equity in net income (loss) of affiliated companies line item in the consolidated statements of income.

                                       (Millions of U.S. dollars)
                                              Year ended March 31
                              2006            2007      Change in
                                                     U.S. Dollars
----------                  ------          ------         ------
Sales and operating         $4,283          $4,101           -4.2%
 revenue
Income before income           150             135          -10.0
 taxes
Net income                      95              84          -11.5

During the one-year period ended March 31, 2007, sales revenue at SONY BMG decreased by 4.2% compared to the previous year primarily due to the accelerated decline in the worldwide physical music market not being entirely offset by growth in digital product sales. Income before income taxes decreased by 10.0% compared to the previous year as a result of the decrease in sales; however, this was partially offset by the favorable impact of an industry-related legal settlement, a year-on-year reduction in restructuring charges of $45 million and reductions in overhead costs from continued restructuring. As a result, Sony recorded equity in net income of Y5.0 billion ($43 million). Best selling albums during the year included Justin Timberlake's FutureSex/LoveSounds, Beyonce's B'Day, Il Divo's Siempre and Christina Aguilera's Back to Basics.

Cash Flow
---------
The following charts show Sony's unaudited condensed statements of cash flow for all segments excluding the Financial Services segment and for the Financial Services segment alone. These separate condensed presentations are not required under U.S. GAAP, which is used in Sony's consolidated financial statements. However, because the Financial Services segment is different in nature from Sony's other segments, Sony believes that these presentations may be useful in understanding and analyzing Sony's consolidated financial statements.

Cash Flow - Consolidated (Excluding Financial Services segment)
------------------------

                  (Billions of yen, millions of U.S. dollars)
                                   Fiscal Year ended March 31
Cash flow              2006          2007    Change      2007
                                             in Yen
----------           ------        ------    ------    ------
- From operating     Y252.0        Y305.6    Y+53.6    $2,590
   activities
- From investing     (296.4)       (431.1)   -134.7    (3,653)
   activities
- From financing       74.6          59.6     -15.0       505
   activities
Cash and cash         519.7         585.5     +65.7     4,961
 equivalents at
 beginning of the
 fiscal year
Cash and cash         585.5         522.9     -62.6     4,431
 equivalents at end
 of the fiscal year

Operating Activities: During the fiscal year ended March 31, 2007, despite an increase in inventory mainly in the Electronics and Game segments, net cash was generated primarily due to the contribution of net income after taking account of depreciation and amortization. Although notes and accounts receivable increased significantly, this increase was exceeded by an increase in notes and accounts payable.

Investing Activities: During the fiscal year ended March 31, 2007, cash was generated primarily from the sale of a majority of Sony's holding in StylingLife, pursuant to Sony's planned gradual reduction in its stake in the company. Cash was used by Sony within the Electronics segment primarily for the purchase of fixed assets, principally semiconductor manufacturing facilities, and part of the additional investment in S-LCD with respect to manufacturing facilities for 8th generation TFT LCD panels.

As a result, the total amount of cash flow from operating activities and from investing activities during the fiscal year ended March 31, 2007 was a use of cash of Y125.5 billion ($1,064 million).

Financing Activities: During the fiscal year ended March 31, 2007, although Sony redeemed a portion of its long-term debt including bonds and used cash to make dividend payments, financing was carried out through syndicated bank loans.

Cash and Cash Equivalents: As a result of the above factors, and taking into account the effect of foreign currency exchange rate fluctuations, the total balance of cash and cash equivalents decreased Y62.6 billion compared to March 31, 2006 to Y522.9 billion ($4,431 million) as of March 31, 2007.

Cash Flow - Financial Services segment
--------------------------------------
                        (Billions of yen, millions of U.S. dollars)
                                         Fiscal Year ended March 31
Cash flow               2006          2007     Change          2007
                                               in Yen
----------            ------        ------     ------        ------
- From operating      Y147.1        Y256.5    Y+109.4        $2,174
   activities
- From investing      (563.8)       (276.7)    +287.0        (2,345)
   activities
- From financing       274.9         179.6      -95.2         1,522
   activities
Cash and cash          259.4         117.6     -141.7           997
 equivalents at
 beginning of the
 fiscal year
Cash and cash          117.6         277.0     +159.4         2,348
 equivalents at end
 of the fiscal year

Operating Activities: Net cash from operating activities was generated mainly due to an increase in revenue from insurance premiums, primarily reflecting an increase in insurance-in-force at Sony Life.

Investing Activities: Sony Life carried out investments primarily in Japanese fixed income securities.

Financing Activities: Despite a decrease in the balance of call money within the banking business, net cash from financing activities was generated as a result of an increase in policyholders' accounts at Sony Life and an increase in deposits from customers in the banking business.

Cash and Cash Equivalents: As a result of the above, cash and cash equivalents increased Y159.4 billion compared to March 31, 2006 to Y277.0 billion ($2,348 million) as of March 31, 2007.

Consolidated Results for the Fourth Quarter ended March 31, 2007
----------------------------------------------------------------

Sales were Y2,089.6 billion ($17,709 million), an increase of 12.6% (a 9% increase on a local currency basis) compared with the same quarter of the previous fiscal year.

In the Electronics segment, overall sales increased significantly due to increased sales to outside customers and a substantial increase in intersegment sales to the Game segment. Sales primarily of "BRAVIA" LCD televisions, "VAIO" PCs and "Handycam(R)" video cameras increased, while sales of LCD rear projection televisions and CRT televisions decreased. In the Game segment, despite a decrease in sales from the PS2 and PSP businesses, there was a significant increase in overall sales as a result of the launch of the PS3. In the Pictures segment, revenue increased primarily due to higher worldwide home entertainment revenue from current year films including Casino Royale and The Pursuit of Happyness. In the Financial Services segment, revenue decreased mainly due to a decrease in valuation gains in the general account and the separate account at Sony Life.

An operating loss of Y113.4 billion ($961 million) was recorded, a deterioration of Y61.5 billion from the same quarter of the previous fiscal year. In the Electronics segment, although the cost to sales ratio was negatively affected by severe price competition, the amount of loss decreased mainly as a result of a an increase in sales and a reduction in restructuring charges. The Game segment recorded a significant operating loss in the quarter mainly due to the sale of PS3 at strategic price points lower than its production cost during the introductory period. Operating income for the Pictures segment increased due to the higher revenue from current year films noted above, partially offset by the absence of a licensing agreement extension for Wheel of Fortune which was recognized in the fourth quarter of the prior fiscal year. Operating income within the Financial Services segment declined due to a decrease in valuation gains in the general account noted above.

Restructuring charges, which are recorded as operating expenses, for the fourth quarter amounted to Y23.1 billion ($196 million) compared to Y75.3 billion in the same quarter of the previous fiscal year. In the Electronics segment, restructuring charges were Y22.5 billion ($191 million) compared to Y63.4 billion in the same quarter of the previous fiscal year.

The loss before income taxes was Y105.7 billion ($896 million), a Y57.8 billion deterioration compared to the same quarter of the previous fiscal year.

Income taxes: Sony recorded a Y24.9 billion ($211 million) reversal to income tax expense mainly as a result of a loss recorded in the fourth quarter of the fiscal year.

Equity in net income of affiliated companies of Y12.3 billion ($104 million) was recorded, a Y6.9 billion yen increase compared to the same quarter of the previous fiscal year. Sony Ericsson, with strong sales of "Walkman(R)" phones, contributed Y19.7 billion ($167 million) to equity in net income, a Y12.1 billion increase compared to the same quarter of the previous fiscal year. In addition, Y2.0 billion ($16 million) of equity in net income (before the elimination of unrealized intercompany profits of Y0.1 billion) was recorded for S-LCD, a Y0.3 billion decrease compared to the same quarter of the previous fiscal year. An equity in net loss of Y1.3 billion ($11 million) was recorded for SONY BMG, a deterioration of Y1.0 billion compared to the same quarter of the previous fiscal year. In addition, Sony recorded an equity in net loss of approximately Y8.2 billion ($69 million) for MGM, an increase in the amount of equity loss of Y4.6 billion compared to the same quarter of the previous fiscal year.

As a result, a net loss of Y67.6 billion ($573 million) was recorded, a Y1.0 billion deterioration compared to the same quarter of the previous fiscal year.

Notes
-----

Note I: During the fiscal year ended March 31, 2007, the average value of the yen was Y116.0 against the U.S. dollar and Y148.6 against the Euro, which was 3.2% lower against the U.S. dollar and 8.2% lower against the Euro, compared with the average rates for the previous fiscal year. Operating results reflect sales and operating income obtained by applying the yen's average exchange rate in the previous fiscal year to local currency-denominated monthly sales, cost of sales, and selling, general and administrative expenses in the fiscal year. Local currency basis results are not reflected in Sony's financial statements and are not measures conforming with U.S. GAAP. In addition, Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that local currency basis results provide additional useful analytical information to investors regarding operating performance.

Note II: During the quarter ended March 31, 2007, the average value of the yen was Y118.5 against the U.S. dollar and Y155.0 against the Euro, which was 2.2% lower against the U.S. dollar and 10.2% lower against the Euro, compared with the average rates for the same quarter of the previous fiscal year.

Rewarding Shareholders
----------------------
Sony believes that continuously increasing corporate value and providing dividends are essential to rewarding shareholders. It is Sony's policy to utilize retained earnings, after ensuring the perpetuation of stable dividends, to carry out various investments that contribute to an increase in corporate value such as those that ensure future growth and strengthen competitiveness.

On May 15, 2007, a year-end cash dividend of Y12.5 ($0.11) per share (the same as the amount paid in the previous fiscal year) payable as of June 1, 2007 was approved by the Board of Directors. Sony Corporation has already paid an interim dividend of Y12.5 per share to each shareholder; accordingly, the total annual cash dividend per share would be Y25.0 ($0.21).

Number of Employees
-------------------
The number of employees at the end of March 2007 was approximately 163,000, an increase of approximately 4,500 employees from the end of March 2006. Although there was a reduction in employees associated with the deconsolidation of StylingLife and restructuring at a number of manufacturing facilities, the total number of employees increased as a result of a significant increase of employees at manufacturing facilities in East Asia.

Outlook for the Fiscal Year ending March 31, 2008
-------------------------------------------------
                                                 Change from previous
                                                          fiscal year
Sales and operating revenue                      Y8,780 billion    +6%
Operating income                                    440 billion  +513
Income before income taxes                          420 billion  +312
Equity in net income of affiliated companies         80 billion    +2
Net income                                          320 billion  +153

Capital expenditures (additions to fixed assets)*  Y440 billion    +6
Depreciation and amortization**                     430 billion    +7
(Depreciation expenses for tangible assets)        (350 billion) (+11)
Research and development expenses                   550 billion    +1

*Investments in S-LCD are not included within the forecast for capital expenditures.
**The forecast for depreciation and amortization includes amortization of intangible assets and amortization of deferred insurance acquisition costs.

Assumed foreign currency exchange rates: approximately Y115 to the U.S. dollar and approximately Y150 to the Euro.

Forecasted consolidated operating results above have been prepared based on the current business environment and reflect the factors noted below.

The above forecast includes restructuring charges, recorded as operating expenses, of approximately Y35 billion expected to be incurred across the Sony Group during the fiscal year, primarily within the Electronics segment, compared to Y38.8 billion of restructuring charges recorded during the fiscal year ended March 31, 2007.

A gain on the sale of a portion of the site of Sony's former headquarters of approximately Y59.0 billion is expected during the fiscal year, compared to Y21.7 billion recorded during the fiscal year ended March 31, 2007. The gain is included in the operating income forecast above.

With regard to equity in net income of affiliated companies, MGM is expected to have no effect on equity in net income during the fiscal year ending March 31, 2008, due to the fact that Sony no longer has any book basis in MGM as of March 31, 2007. Equity in net loss for S-LCD is expected for the fiscal year ending March 31, 2008, due to the start of production on the 8th generation TFT LCD panel line.

The forecast for each business segment is as follows:

Electronics
-----------
Sales are expected to increase primarily due to increased sales of LCD televisions and semiconductors including those for use within the Game segment. Operating income is expected to increase significantly due to an improvement in operating performance for televisions and semiconductors and the absence of a Y51.2 billion provision recorded in the fiscal year ended March 31, 2007 that relates to charges incurred as a result of the recalls of notebook computer battery packs and the subsequent global replacement program.

Capital expenditures within the semiconductor business during the fiscal year ending March 31, 2008, are expected to amount to approximately Y130.0 billion (the actual amount for the fiscal year ended March 31, 2007 was approximately Y150.0 billion).

Game
----
An increase in sales is anticipated as a result of the full-scale expansion of the PS3 business in Japan, the United States and Europe. In addition, a significant reduction in operating loss is expected due to rapid reductions in hardware production costs and an enhanced line-up of software titles in the PS3 business.

Pictures
--------
Despite an expected decrease in sales resulting from fewer film releases, operating income is expected to significantly increase, mainly due to the carryover performance of the prior fiscal year's release slate and higher home entertainment and international television sales of motion picture library product.

Financial Services
------------------
Although the effect of gains and losses on investments associated with stock market fluctuations in Japan are not incorporated within the forecast for the fiscal year ending March 31, 2008, we anticipate both an increase in revenue and operating income within the segment primarily due to an expansion in business at Sony Life.

Cautionary Statement
--------------------
Statements made in this release with respect to Sony's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as "believe," "expect," "plans," "strategy," "prospects," "forecast," "estimate," "project," "anticipate," "aim," "may" or "might" and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates, as well as the economic conditions in Sony's markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, the Euro and other currencies in which Sony makes significant sales or in which Sony's assets and liabilities are denominated; (iii) Sony's ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services including newly introduced platforms within the Game segment, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology and subjective and changing consumer preferences (particularly in the Electronics, Game and Pictures segments, and music business); (iv) Sony's ability to recoup large-scale investment required for technology development and increasing production capacity; (v) Sony's ability to implement successfully personnel reduction and other business reorganization activities in its Electronics segment; (vi) Sony's ability to implement successfully its network strategy for its Electronics, Game and Pictures segments and All Other, including the music business, and to develop and implement successful sales and distribution strategies in its Pictures segment and music business in light of the Internet and other technological developments; (vii) Sony's continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments (particularly in the Electronics segment); (viii) shifts in customer demand for financial services such as life insurance and Sony's ability to conduct successful Asset Liability Management in the Financial Services segment; and (ix) the success of Sony's joint ventures and alliances. Risks and uncertainties also include the impact of any future events with material unforeseen impacts.


Business Segment Information
----------------------------

                          (Millions of yen, millions of U.S. dollars)
                                           Fiscal year ended March 31
Sales and operating
 revenue                    2006          2007    Change         2007
 -----------              ------        ------    ------       ------
 Electronics
  Customers          Y 4,782,173   Y 5,421,384     +13.4 %   $ 45,944
  Intersegment           394,206       629,087                  5,331
 -----------              ------        ------                 ------
  Total                5,176,379     6,050,471     +16.9       51,275

 Game
  Customers              918,252       974,218      +6.1        8,256
  Intersegment            40,368        42,571                    361
 -----------              ------        ------                 ------
  Total                  958,620     1,016,789      +6.1        8,617

 Pictures
  Customers              745,859       966,260     +29.5        8,189
  Intersegment                 -             -                      -
 -----------              ------        ------                 ------
  Total                  745,859       966,260     +29.5        8,189

 Financial Services
  Customers              720,566       624,282     -13.4        5,291
  Intersegment            22,649        25,059                    212
 -----------              ------        ------                 ------
  Total                  743,215       649,341     -12.6        5,503

 All Other
  Customers              343,747       309,551      -9.9        2,623
  Intersegment            82,297        68,087                    577
 -----------              ------        ------                 ------
  Total                  426,044       377,638     -11.4        3,200

 Elimination            (539,520)     (764,804)        -       (6,481)
 -----------              ------        ------                 ------
 Consolidated total  Y 7,510,597   Y 8,295,695     +10.5 %   $ 70,303


Electronics intersegment amounts primarily consist of transactions with the Game segment, Pictures segment and All Other.
All Other intersegment amounts primarily consist of transactions with the Electronics and Game segments.

Operating income (loss)     2006          2007    Change         2007
 -----------              ------        ------    ------       ------
 Electronics         Y     6,913   Y   156,745  +2,167.4 %   $  1,328
 Game                      8,748      (232,325)        -       (1,969)
 Pictures                 27,436        42,708     +55.7          362
 Financial Services      188,323        84,142     -55.3          713
 All Other                20,525        32,417     +57.9          275
 -----------              ------        ------                 ------
 Total                   251,945        83,687     -66.8          709

 Corporate and           (25,529)      (11,937)        -         (101)
  elimination
 -----------              ------        ------                 ------
 Consolidated total  Y   226,416   Y    71,750     -68.3 %   $    608


                          (Millions of yen, millions of U.S. dollars)
                                        Fourth quarter ended March 31
                                                          (Unaudited)

Sales and operating
 revenue                    2006          2007    Change         2007
 -----------              ------        ------    ------       ------
 Electronics
  Customers          Y 1,168,170   Y 1,274,137      +9.1 %   $ 10,798
  Intersegment            55,013       253,349                  2,147
 -----------              ------        ------                 ------
 Total                 1,223,183     1,527,486     +24.9       12,945

 Game
  Customers              145,856       270,290     +85.3        2,291
  Intersegment             6,494        10,891                     92
 -----------              ------        ------                 ------
  Total                  152,350       281,181     +84.6        2,383

 Pictures
  Customers              240,382       286,401     +19.1        2,427
  Intersegment                 -             -                      -
 -----------              ------        ------                 ------
  Total                  240,382       286,401     +19.1        2,427

 Financial Services
  Customers              217,289       176,484     -18.8        1,496
  Intersegment             5,839         7,745                     66
 -----------              ------        ------                 ------
  Total                  223,128       184,229     -17.4        1,562

 All Other
  Customers               84,047        82,293      -2.1          697
  Intersegment            22,568        17,193                    146
 -----------              ------        ------                 ------
  Total                  106,615        99,486      -6.7          843

 Elimination             (89,914)     (289,178)        -       (2,451)
 -----------              ------        ------                 ------
 Consolidated total  Y 1,855,744   Y 2,089,605     +12.6 %   $ 17,709

Electronics intersegment amounts primarily consist of transactions with the Game segment, Pictures segment and All Other.
All Other intersegment amounts primarily consist of transactions with the Electronics and Game segments.

Operating income (loss)     2006          2007    Change         2007
 -----------              ------        ------    ------       ------
 Electronics         Y   (81,562)  Y   (74,135)        - %   $   (628)
 Game                    (61,396)     (107,827)        -         (914)
 Pictures                 30,201        32,912      +9.0          279
 Financial Services       79,306        29,526     -62.8          250
 All Other                (8,948)        5,446         -           46
 -----------              ------        ------                 ------
 Total                   (42,399)     (114,078)        -         (967)

 Corporate and            (9,503)          706         -            6
  elimination
 -----------              ------        ------                 ------
 Consolidated total  Y   (51,902)  Y  (113,372)        - %   $   (961)


Electronics Sales and Operating Revenue to Customers by Product
---------------------------------------------------------------
Category
--------
                          (Millions of yen, millions of U.S. dollars)
                                           Fiscal year ended March 31
Sales and operating
 revenue                    2006          2007    Change         2007
 -----------              ------        ------    ------       ------
 Audio               Y   536,187   Y   522,879      -2.5 %   $  4,431
 Video                 1,021,325     1,143,120     +11.9        9,687
 Televisions             927,769     1,226,971     +32.2       10,398
 Information and         842,537       950,461     +12.8        8,055
  Communications
 Semiconductors          172,249       205,757     +19.5        1,744
 Components              800,716       852,981      +6.5        7,229
 Other                   481,390       519,215      +7.9        4,400
 -----------              ------        ------                 ------
 Total               Y 4,782,173   Y 5,421,384     +13.4 %   $ 45,944

                            Fourth quarter ended March 31 (Unaudited)
Sales and operating
 revenue                    2006          2007    Change         2007
 -----------              ------        ------    ------       ------
 Audio               Y   104,684   Y   110,243      +5.3 %   $    934
 Video                   209,284       234,586     +12.1        1,988
 Televisions             247,044       292,614     +18.4        2,480
 Information and         253,220       263,464      +4.0        2,233
  Communications
 Semiconductors           44,647        53,085     +18.9          450
 Components              198,203       199,322      +0.6        1,689
 Other                   111,088       120,823      +8.8        1,024
 -----------              ------        ------                 ------
 Total               Y 1,168,170   Y 1,274,137      +9.1 %   $ 10,798

The above table is a breakdown of Electronics sales and operating revenue to customers in the Business Segment Information.
The Electronics segment is managed as a single operating segment by Sony's management. However, Sony believes that the information in this table is useful to investors in understanding the product categories in this business segment.
Commencing April 1, 2006, Sony has partly realigned its product category configuration in the Electronics segment. Accordingly, results for the same period of the previous fiscal year have been reclassified. The primary change is as shown below:

Main Product        Previous Product Category    New Product Category
------------        -------------------------    --------------------
Low-temperature         "Semiconductors"      ->     "Components"
 polysilicon
 thin film
 transistor LCD

Chemical component         "Other"            ->     "Components"



Geographic Segment Information
------------------------------

                          (Millions of yen, millions of U.S. dollars)
                                           Fiscal year ended March 31
Sales and operating
 revenue                    2006          2007    Change         2007
 -----------              ------        ------    ------       ------
 Japan               Y 2,203,812   Y 2,127,841      -3.4 %   $ 18,033
 United States         1,957,644     2,232,453     +14.0       18,919
 Europe                1,715,775     2,037,658     +18.8       17,268
 Other Areas           1,633,366     1,897,743     +16.2       16,083
 -----------              ------        ------                 ------
 Total               Y 7,510,597   Y 8,295,695     +10.5 %   $ 70,303

                            Fourth quarter ended March 31 (Unaudited)
Sales and operating
 revenue                    2006          2007    Change         2007
 -----------              ------        ------    ------       ------
 Japan               Y   596,379   Y   544,476      -8.7 %   $  4,614
 United States           443,644       541,416     +22.0        4,589
 Europe                  396,259       539,385     +36.1        4,571
 Other Areas             419,462       464,328     +10.7        3,935
 -----------              ------        ------                 ------
 Total               Y 1,855,744   Y 2,089,605     +12.6 %   $ 17,709

Classification of Geographic Segment Information shows sales and operating revenue recognized by location of customers.

Consolidated Statements of Income
---------------------------------

(Millions of yen, millions of U.S. dollars, except per share amounts)
                                           Fiscal year ended March 31
Sales and operating
 revenue:                   2006          2007    Change         2007
 -----------              ------        ------    ------       ------
                                                         %
 Net sales           Y 6,692,776   Y 7,567,359               $ 64,130
 Financial service       720,566       624,282                  5,291
  revenue
 Other operating          97,255       104,054                    882
  revenue
                          ------        ------                 ------
                       7,510,597     8,295,695     +10.5       70,303
Costs and expenses:
 Cost of sales         5,151,397     5,889,601                 49,912
 Selling, general      1,527,036     1,788,427                 15,156
  and administrative
 Financial service       531,809       540,097                  4,577
  expenses
 Loss on sale,            73,939         5,820                     50
  disposal or
  impairment of
  assets, net
                          ------        ------                 ------
                       7,284,181     8,223,945                 69,695

Operating income         226,416        71,750     -68.3          608

Other income:
 Interest and             24,937        28,240                    239
  dividends
 Gain on sale              9,645        14,695                    125
  of securities
  investments, net
 Gain on change in        60,834        31,509                    267
  interest in
  subsidiaries and
  equity investees
 Other                    23,039        20,738                    176
                          ------        ------                 ------
                         118,455        95,182                    807

Other expenses:
 Interest                 28,996        27,278                    231
 Loss on devaluation       3,878         1,308                     11
  of securities
  investments
 Foreign exchange          3,065        18,835                    160
  loss, net
 Other                    22,603        17,474                    148
                          ------        ------                 ------
                          58,542        64,895                    550
                          ------        ------                 ------

Income before income     286,329       102,037     -64.4          865
 taxes

 Income taxes            176,515        53,888                    457
                          ------        ------                 ------
Income before minority   109,814        48,149     -56.2          408
 interest and equity
 in net income of
 affiliated companies

 Minority interest in       (626)          475                      4
  income (loss) of
  consolidated
  subsidiaries

 Equity in net income     13,176        78,654                    667
  of affiliated
  companies
                          ------        ------                 ------
Net income           Y   123,616   Y   126,328      +2.2     $  1,071
                          ------        ------                 ------
Per share data:
 Net income
 - Basic             Y    122.58   Y    126.15      +2.9     $   1.07
 - Diluted                116.88        120.29      +2.9         1.02


(Millions of yen, millions of U.S. dollars, except per share amounts)
                                        Fourth quarter ended March 31
                                                          (Unaudited)
Sales and operating
 revenue:                   2006          2007    Change         2007
 -----------              ------        ------    ------       ------
                                                         %
 Net sales           Y 1,612,012   Y 1,886,791               $ 15,990
 Financial service       217,289       176,484                  1,496
  revenue
 Other operating          26,443        26,330                    223
  revenue
                          ------        ------                 ------
                       1,855,744     2,089,605     +12.6       17,709
Costs and expenses:
 Cost of sales         1,300,497     1,570,938                 13,313
 Selling, general and    430,004       484,944                  4,110
  administrative
 Financial service       137,607       146,902                  1,245
  expenses
 Loss on sale,            39,538           193                      2
  disposal or
  impairment of
  assets, net
                          ------        ------                 ------
                       1,907,646     2,202,977                 18,670

Operating income (loss)  (51,902)     (113,372)        -         (961)

Other income:
 Interest and              7,461        10,384                     88
  dividends
 Foreign exchange            224             -                      -
  gain, net
 Gain on sale                798         5,376                     46
  of securities
  investments, net
 Gain on change in         3,357            57                      0
  interest in
  subsidiaries and
  equity investees
 Other                     6,959         7,774                     66
                          ------        ------                 ------
                          18,799        23,591                    200

Other expenses:
 Interest                  9,032         6,829                     58
 Loss on devaluation         763           264                      2
  of securities
  investments
 Foreign exchange              -         5,032                     43
  loss, net
 Other                     4,965         3,778                     32
                          ------        ------                 ------
                          14,760        15,903                    135
                          ------        ------                 ------

Income (loss) before     (47,863)     (105,684)        -         (896)
 income taxes

 Income taxes             23,572       (24,858)                  (211)
                          ------        ------                 ------
Income (loss) before     (71,435)      (80,826)        -         (685)
 minority interest and
 equity in net income
 of affiliated companies

 Minority interest in        467          (956)                    (8)
  income (loss) of
  consolidated
  subsidiaries

 Equity in net income      5,369        12,310                    104
  of affiliated
  companies
                          ------        ------                 ------
Net income (loss)    Y   (66,533)  Y   (67,560)        -     $   (573)
                          ------        ------                 ------
Per share data:
 Net income (loss)
 - Basic             Y    (66.48)  Y    (67.44)        -     $  (0.57)
 - Diluted                (66.48)       (67.44)        -        (0.57)




Consolidated Balance Sheets
---------------------------

                          (Millions of yen, millions of U.S. dollars)
                              March            March            March
                                 31               31               31
   ASSETS                      2006             2007             2007
                          ---------        ---------        ---------
Current assets:
 Cash and cash          Y   703,098      Y   799,899      $     6,779
  equivalents
 Marketable                 536,968          493,315            4,181
  securities
 Notes and accounts       1,075,071        1,490,452           12,631
  receivable, trade
 Allowance for doubtful     (89,563)        (120,675)          (1,023)
  accounts and sales
  returns
 Inventories                804,724          940,875            7,974
 Deferred income            221,311          243,782            2,066
  taxes
 Prepaid expenses           517,915          699,075            5,924
  and other current
  assets
                          ---------        ---------        ---------
                          3,769,524        4,546,723           38,532

Film costs                  360,372          308,694            2,616

Investments and
 advances:
  Affiliated                285,870          448,169            3,798
   companies
  Securities              3,234,037        3,440,567           29,157
   investments and
   other
                          ---------        ---------        ---------
                          3,519,907        3,888,736           32,955

Property, plant and
 equipment:
  Land                      178,844          167,493            1,419
  Buildings                 926,783          978,680            8,294
  Machinery and           2,327,676        2,479,308           21,011
   equipment
  Construction in           116,149           64,855              550
   progress
  Less-Accumulated       (2,160,905)      (2,268,805)         (19,227)
   depreciation
                          ---------        ---------        ---------
                          1,388,547        1,421,531           12,047
Other assets:
  Intangibles, net          207,034          233,255            1,977
  Goodwill                  299,024          304,669            2,582
  Deferred insurance        383,156          394,117            3,340
   acquisition costs
  Deferred income           178,751          216,997            1,839
   taxes
  Other                     501,438          401,640            3,403
                          ---------        ---------        ---------
                          1,569,403        1,550,678           13,141
                          ---------        ---------        ---------
                        Y10,607,753      Y11,716,362      $    99,291
                          ---------        ---------        ---------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
 Short-term             Y   142,766      Y    52,291      $       443
  borrowings
 Current portion of         193,555           43,170              366
  long-term debt
 Notes and accounts         813,332        1,179,694            9,997
  payable, trade
 Accounts payable,          854,886          968,757            8,210
  other and accrued
  expenses
 Accrued income and          87,295           70,286              596
  other taxes
 Deposits from customers    599,952          752,367            6,376
  in the banking business
 Other                      508,442          485,287            4,112
                          ---------        ---------        ---------
                          3,200,228        3,551,852           30,100

Long-term liabilities:
 Long-term debt             764,898        1,001,005            8,483
 Accrued pension and        182,247          173,474            1,470
  severance costs
 Deferred income            216,497          261,102            2,213
  taxes
 Future insurance         2,744,321        3,037,666           25,743
  policy benefits and
  other
 Other                      258,609          281,589            2,387
                          ---------        ---------        ---------
                          4,166,572        4,754,836           40,296

Minority interest in         37,101           38,970              330
 consolidated
 subsidiaries

Stockholders' equity:
 Capital stock              624,124          626,907            5,313
 Additional paid-in       1,136,638        1,143,423            9,690
  capital
 Retained earnings        1,602,654        1,719,506           14,572
 Accumulated other         (156,437)        (115,493)            (979)
  comprehensive
  income
 Treasury stock, at          (3,127)          (3,639)             (31)
  cost
                          ---------        ---------        ---------
                          3,203,852        3,370,704           28,565
                          ---------        ---------        ---------
                        Y10,607,753      Y11,716,362      $    99,291
                          ---------        ---------        ---------


Consolidated Statements of Changes in Stockholders' Equity (Unaudited)
----------------------------------------------------------

                                                     (Millions of yen)

                    Subsidiary       Common     Additional       Retained   Accumulated     Treasury           Total
                      tracking        stock        paid-in       earnings         other    stock, at
                         stock                     capital                comprehensive         cost
                                                                                 income
----------------        ------       ------         ------         ------        ------       ------          ------
Balance at March     Y   3,917    Y 617,792    Y 1,134,222    Y 1,506,082    Y (385,675)    Y (6,000)    Y 2,870,338
 31, 2005
Exercise of stock                       931            932                                                     1,863
 acquisition
 rights
Conversion of                         1,484          1,484                                                     2,968
 convertible bonds
Conversion of           (3,917)       3,917                                                                        -
 subsidiary
 tracking stock

Comprehensive
 income:
  Net income                                                      123,616                                    123,616
  Other
   comprehensive
   income, net of
   tax
    Unrealized                                                                   38,135                       38,135
     gains on
     securities
    Unrealized                                                                      441                          441
     losses on
     derivative
     instruments
    Minimum                                                                      50,206                       50,206
     pension
     liability
     adjustment
    Foreign                                                                     140,456                      140,456
     currency
     translation
     adjustments
                                                                                                              ------
  Total                                                                                                      352,854
   comprehensive                                                                                              ------
   income

Stock issue                                                          (780)                                      (780)
 costs, net of tax
Dividends                                                         (24,968)                                   (24,968)
 declared
Purchase of                                                                                     (394)           (394)
 treasury stock
Reissuance of                                                      (1,296)                     3,267           1,971
 treasury stock
----------------        ------       ------         ------         ------        ------       ------          ------
Balance at March     Y       -    Y 624,124    Y 1,136,638    Y 1,602,654    Y (156,437)    Y (3,127)    Y 3,203,852
 31, 2006
Exercise of stock                     2,175          2,175                                                     4,350
 acquisition
 rights
Conversion of                           608            608                                                     1,216
 convertible bonds
Stock based                                          3,993                                                     3,993
 compensation

Comprehensive
 income:
  Net income                                                      126,328                                    126,328
  Cumulative effect of an                                          (3,785)                                    (3,785)
   accounting change, net of
   tax
  Other
   comprehensive
   income, net of
   tax
    Unrealized                                                                  (14,708)                     (14,708)
     gains on
     securities
    Unrealized losses on                                                            974                          974
     derivative instruments
    Minimum                                                                      (2,754)                      (2,754)
     pension
     liability
     adjustment
    Foreign currency                                                             86,313                       86,313
     translation
     adjustments
                                                                                                              ------
  Total                                                                                                      192,368
   comprehensive                                                                                              ------
   income

Stock issue                                                           (22)                                       (22)
 costs, net of tax
Dividends                                                         (25,042)                                   (25,042)
 declared
Purchase of                                                                                     (558)           (558)
 treasury stock
Reissuance of                                            9                                        46              55
 treasury stock
Adoption of SFAS                                                                 (9,508)                      (9,508)
 No.158
Other                                                              19,373       (19,373)                           -
----------------        ------       ------         ------         ------        ------       ------          ------
Balance at March     Y       -    Y 626,907    Y 1,143,423    Y 1,719,506    Y (115,493)    Y (3,639)    Y 3,370,704
 31, 2007
----------------        ------       ------         ------         ------        ------       ------          ------

                                                     (Millions of U.S. dollars)

                    Subsidiary       Common     Additional       Retained   Accumulated     Treasury           Total
                      tracking        stock        paid-in       earnings         other    stock, at
                         stock                     capital                comprehensive         cost
                                                                                 income
----------------        ------       ------         ------         ------        ------       ------          ------
Balance at March     $       -    $   5,289    $     9,633    $    13,582    $   (1,326)    $    (27)    $    27,151
 31, 2006
Exercise of stock                        19             18                                                        37
 acquisition
 rights
Conversion of                             5              5                                                        10
 convertible bonds
Stock based                                             34                                                        34
 compensation

Comprehensive
 income:
  Net income                                                        1,071                                      1,071
  Cumulative effect of an                                             (32)                                       (32)
   accounting change, net of
   tax
  Other
   comprehensive
   income, net of
   tax
    Unrealized                                                                     (125)                        (125)
     gains on
     securities
    Unrealized losses on                                                              8                            8
     derivative instruments
    Minimum                                                                         (22)                         (22)
     pension
     liability
     adjustment
    Foreign currency                                                                731                          731
     translation
     adjustments
                                                                                                              ------
  Total                                                                                                        1,631
   comprehensive                                                                                              ------
   income

Stock issue                                                            (1)                                        (1)
 costs, net of tax
Dividends                                                            (212)                                      (212)
 declared
Purchase of                                                                                       (4)             (4)
 treasury stock
Reissuance of                                            0                                         0               0
 treasury stock
Adoption of SFAS                                                                    (81)                         (81)
 No.158
Other                                                                 164          (164)                           -
----------------        ------       ------         ------         ------        ------       ------          ------
Balance at March     $       -    $   5,313    $     9,690    $    14,572    $     (979)    $    (31)    $    28,565
 31, 2007
----------------        ------       ------         ------         ------        ------       ------          ------

Consolidated Statements of Cash Flows
-------------------------------------

                          (Millions of yen, millions of U.S. dollars)
                                           Fiscal year ended March 31
                                 2006            2007            2007
                               ------          ------          ------
Cash flows from operating
 activities:
 Net income               Y   123,616     Y   126,328     $     1,071
 Adjustments to reconcile
  net income to net cash
  provided by operating
  activities:
   Depreciation and           381,843         400,009           3,390
    amortization,
    including
    amortization of
    deferred
    insurance
    acquisition costs
   Amortization               286,655         368,382           3,122
    of film
    costs
   Stock-based                    150           3,838              33
    compensation
    expense
   Gain on the                (73,472)              -               -
    transfer to the
    Japanese
    Government of the
    substitutional
    portion
    of employee
    pension
    fund, net
   Loss on                     73,939           5,820              50
    sale,
    disposal or
    impairment
    of assets,
    net
   Gain on sale                (5,767)        (13,387)           (114)
    or loss on
    devaluation
    of
    securities
    investments,
    net
   Gain on                    (44,986)        (11,857)           (100)
    evaluation of
    marketable
    securities held
    in the financial
    service business
    for trading
    purpose, net
   Gain on                    (60,834)        (31,509)           (267)
    change in
    interest in
    subsidiaries
    and equity
    investees
   Deferred                    80,115         (13,193)           (112)
    income taxes
   Equity in net                9,794         (68,179)           (578)
    (income) loss of
    affiliated
    companies, net of
    dividends
   Changes in
    assets and
    liabilities:
   (Increase)                  17,464        (357,891)         (3,033)
    decrease in
    notes and
    accounts
    receivable,
    trade
   Increase in               (164,772)       (119,202)         (1,010)
    inventories
   Increase in               (339,697)       (320,079)         (2,713)
    film costs
   Increase -                  (9,078)        362,079           3,068
    decrease- in
    notes and
    accounts
    payable,
    trade
   Increase -                  29,009         (14,396)           (122)
    decrease- in
    accrued
    income and
    other taxes
   Increase in                143,122         172,498           1,462
    future
    insurance
    policy
    benefits and
    other
   Increase in                (51,520)        (61,563)           (522)
    deferred
    insurance
    acquisition
    costs
   (Increase)                 (35,346)         31,732             269
    decrease in
    marketable
    securities held
    in the financial
    service
    business for
    trading purpose
   Increase in                 (8,792)        (35,133)           (298)
    other
    current
    assets
   Increase in                105,865          76,766             650
    other
    current
    liabilities
   Other                      (57,450)         59,965             508
                               ------          ------          ------
   Net cash                   399,858         561,028           4,754
    provided by
    operating
    activities
                               ------          ------          ------
Cash flows from
 investing activities:
 Payments for                (462,473)       (527,515)         (4,470)
  purchases of
  fixed assets
 Proceeds from                 38,168          87,319             740
  sales of fixed
  assets
 Payments for              (1,368,158)       (914,754)         (7,752)
  investments
  and advances
  by financial
  service
  business
 Payments for                 (36,947)       (100,152)           (849)
  investments and
  advances (other
  than financial
  service business)
 Proceeds from                857,376         679,772           5,761
  maturities of
  marketable
  securities, sales
  of securities
  investments and
  collections of
  advances by
  financial service
  business
 Proceeds from                 24,527          22,828             193
  maturities of
  marketable
  securities, sales
  of securities
  investments and
  collections of
  advances (other
  than financial
  service
  business)
 Proceeds from                 75,897          43,157             365
  sales of
  subsidiaries'
  and equity
  investees'
  stocks
 Other                            346          (6,085)            (51)
                               ------          ------          ------
   Net cash                  (871,264)       (715,430)         (6,063)
    used in
    investing
    activities

Cash flows from
 financing activities:
 Proceeds from                246,326         270,780           2,295
  issuance of
  long-term debt
 Payments of                 (138,773)       (182,374)         (1,546)
  long-term debt
 Increase                     (11,045)          6,096              52
  (decrease) in
  short-term
  borrowings
 Increase in                  190,320         273,435           2,317
  deposits from
  customers in
  the financial
  service
  business
 Increase (decrease)           86,100        (100,700)           (853)
  in call money and
  bills sold in the
  banking business
 Dividends paid               (24,810)        (25,052)           (212)
 Proceeds from                  4,681           5,566              47
  issuance of stocks
  under stock-based
  compensation plans
 Proceeds from                  6,937           2,217              19
  issuance of
  stocks by
  subsidiaries
 Other                            128          (2,065)            (18)
                               ------          ------          ------

   Net cash                   359,864         247,903           2,101
    provided by
    financing
    activities
                               ------          ------          ------

Effect of                      35,537           3,300              28
 exchange rate
 changes on cash
 and cash
 equivalents
                               ------          ------          ------

Net increase                  (76,005)         96,801             820
 (decrease) in
 cash and cash
 equivalents
Cash and cash                 779,103         703,098           5,959
 equivalents at
 beginning of the
 fiscal year
                               ------          ------          ------
Cash and cash             Y   703,098     Y   799,899     $     6,779
 equivalents at
 end of the fiscal
 year
                               ------          ------          ------

(Notes)
1. U.S. dollar amounts have been translated from yen, for convenience only, at the rate of Y118 = U.S. $1, the approximate Tokyo foreign exchange market rate as of March 30, 2007.

2.   As of March 31, 2007, Sony had 960 consolidated subsidiaries
     (including variable interest entities). It has applied the equity accounting method in respect to 62 affiliated companies.

3. Prior to December 1, 2005, Sony calculated and presented per share data separately for Sony's common stock and for the subsidiary tracking stock applying the "two-class" method based on Statement of Financial Accounting Standards ("FAS") No.128, "Earnings per Share". On October 26, 2005, the Board of Directors of Sony Corporation decided to terminate all shares of subsidiary tracking stock with the method of compulsory conversion to shares of Sony's common stock. All shares of subsidiary tracking stock were converted to shares of Sony's common stock on December 1, 2005. As a result of the conversion, earnings per share of the subsidiary tracking stock has not been presented since the third quarter of the fiscal year ended March 31, 2006.

     Weighted-average number of outstanding shares used for computation of earnings per share of common stock are as follows. The dilutive effect in the weighted-average number of outstanding shares mainly resulted from convertible bonds.

     Weighted-average number
     of outstanding shares                 (Thousands of shares)
     -----------------------          Fiscal year ended March 31
                                       2006                 2007
     Net income                      ------               ------
     - Basic                        997,781            1,001,403
     - Diluted                    1,046,164            1,050,171

     Weighted-average number
     of outstanding shares                 (Thousands of shares)
     -----------------------       Fourth quarter ended March 31
                                       2006                 2007
     Net income (loss)               ------               ------
     - Basic                      1,000,832            1,001,793
     - Diluted                    1,000,832            1,001,793



4. Effective April 1, 2006, Sony reclassified royalty income as a component of sales and operating revenue, rather than as a component of other income as previously recorded. In connection with this reclassification, sales and operating revenue, operating income and other income for the fourth quarter and the fiscal year ended March 31, 2006 have been reclassified to conform with the presentation of these items for the fourth quarter and the fiscal year ended March 31, 2007. Royalty income reclassified from other income to sales and operating revenue for the fourth quarter and the fiscal year ended March 31, 2006 was Y10,299 million and Y35,161 million. These amounts were recorded primarily within the Electronics segment.

5. In December 2004, the Financial Accounting Standards Board ("FASB") issued FAS No. 123 (revised 2004), "Share-Based Payment" ("FAS No. 123(R)"). This statement requires the use of the fair value based method of accounting for employee stock-based compensation and eliminates the alternative to use of the intrinsic value method prescribed by APB No. 25. With limited exceptions, FAS No. 123(R) requires that the grant-date fair value of share-based payments to employees be expensed over the period the service is received. Sony had accounted for its employee stock-based compensation in accordance with the intrinsic value method prescribed by APB No. 25 and its related interpretations and had disclosed the net effect on net income and net income per share allocated to the common stock if Sony had applied the fair value recognition provisions of FAS No. 123 to stock-based compensation. Sony adopted FAS No. 123(R) on April 1, 2006. Sony elected the modified prospective method of transition prescribed in FAS No. 123(R), which requires that compensation expense be recorded for all unvested stock acquisition rights as the requisite service is rendered beginning with the first period of adoption. As a result of adoption of FAS No. 123(R), Sony's operating income decreased Y1,198 million and Y3,670 million for the fourth quarter and the fiscal year ended March 31, 2007, respectively.

6. In February 2006, the FASB issued FAS No. 155, "Accounting for Certain Hybrid Financial Instruments", an amendment of FAS No. 133 and FAS No. 140. This statement permits an entity to elect fair value remeasurement for any hybrid financial instrument if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under FAS No. 133. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. The statement is effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of an entity's fiscal years beginning after September 15, 2006, with earlier adoption permitted as of the beginning of fiscal year, provided that financial statements for any interim period of that fiscal year have not been issued. Sony early adopted FAS No. 155 on April 1, 2006. As a result of adoption of FAS No. 155, Sony's operating income increased Y3,371 million and Y3,828 million for the fourth quarter and the fiscal year ended March 31, 2007, respectively. Additionally, on April 1, 2006, Sony recognized Y3,785 million of loss (net of income taxes of Y2,148 million) as a cumulative-effect adjustment to beginning retained earnings.

7. In September 2006, the FASB issued FAS No.158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans", an amendment to FAS No. 87, 88, 106 and 132(R). This statement requires an employer to recognize the overfunded or underfunded status of a defined benefit pension and other postretirement benefit plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. Sony adopted FAS No. 158 on March 31, 2007. This statement also requires companies to measure the funded status of the plan as of the date of its fiscal year-end, effective for years ending after December 15, 2008. Sony expects to adopt the measurement provisions of FAS No.158 effective March 31, 2009. See Consolidated Statements of Changes in Stockholders' Equity, for the effect of adopting FAS No. 158 on Sony's consolidated financial statements.


Other Consolidated Financial Data
                          (Millions of yen, millions of U.S. dollars)
                                           Fiscal Year ended March 31
                                 2006        2007    Change      2007
                               ------      ------    ------    ------
Capital expenditures        Y 384,347   Y 414,138      +7.8%  $ 3,510
 (additions to property,
 plant and equipment)
Depreciation and              381,843     400,009      +4.8     3,390
 amortization expenses*
(Depreciation expenses for   (310,519)   (315,773)     +1.7    (2,676)
 tangible assets)
R&D expenses                  531,795     543,937      +2.3     4,610


                                          Three months ended March 31
                                 2006        2007    Change      2007
                               ------      ------    ------    ------
Capital expenditures        Y 122,427   Y 102,093     -16.6%    $ 865
 (additions to property,
 plant and equipment)
Depreciation and              103,584     115,155     +11.2       976
 amortization expenses*
(Depreciation expenses for    (84,013)    (89,804)     +6.9      (761)
 tangible assets)
R&D expenses                  160,370     147,560      -8.0     1,251


* Including amortization expenses for intangible assets and for deferred insurance acquisition costs


(Condensed Financial Services Financial Statements)

The results of the Financial Services segment are included in Sony's consolidated financial statements. The following schedules show unaudited condensed financial statements for the Financial
Services segment and all other segments excluding Financial
Services.
These presentations are not required under U.S. GAAP, which is used in Sony's consolidated financial statements. However, because the Financial Services segment is different in nature from Sony's other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony's consolidated financial statements.
Transactions between the Financial Services segment and Sony without Financial Services are eliminated in the consolidated figures shown below.

Condensed Statements of Income
------------------------------

                          (Millions of yen, millions of U.S. dollars)
Financial Services                         Fiscal year ended March 31
                                 2006        2007    Change      2007
                               ------      ------    ------    ------
                                                          %
Financial service           Y 743,215   Y 649,341     -12.6   $ 5,502
 revenue
Financial service             554,892     565,199      +1.9     4,789
 expenses
                               ------      ------              ------
Operating income              188,323      84,142     -55.3       713
Other income (expenses),       24,522       9,886     -59.7        84
 net
                               ------      ------              ------
Income before income          212,845      94,028     -55.8       797
 taxes
Income taxes and               78,527      33,536     -57.3       284
 other
                               ------      ------              ------
Net income                  Y 134,318   Y  60,492     -55.0   $   513
                               ------      ------              ------

                          (Millions of yen, millions of U.S. dollars)
Sony without                               Fiscal year ended March 31
 Financial Services              2006        2007    Change      2007
                               ------      ------    ------    ------
                                                          %
Net sales and              Y6,799,068  Y7,680,578     +13.0   $65,090
 operating revenue
Costs and expenses          6,762,194   7,694,375     +13.8    65,207
                               ------      ------              ------
Operating income (loss)        36,874     (13,797)        -      (117)
Other income (expenses),       36,610      27,917     -23.7       237
 net
                               ------      ------              ------
Income before income           73,484      14,120     -80.8       120
 taxes
Income taxes and               84,186     (57,991)        -      (491)
 other
                               ------      ------              ------
Net income (loss)          Y  (10,702) Y   72,111         -   $   611
                               ------      ------              ------

                          (Millions of yen, millions of U.S. dollars)
Consolidated                               Fiscal year ended March 31
                                 2006        2007    Change      2007
                               ------      ------    ------    ------
                                                          %
Financial service          Y  720,566  Y  624,282     -13.4   $ 5,291
 revenue
Net sales and               6,790,031   7,671,413     +13.0    65,012
 operating revenue
                               ------      ------              ------
                            7,510,597   8,295,695     +10.5    70,303
Costs and expenses          7,284,181   8,223,945     +12.9    69,695
                               ------      ------              ------
Operating income              226,416      71,750     -68.3       608
Other income (expenses),       59,913      30,287     -49.4       257
 net
                               ------      ------              ------
Income before income          286,329     102,037     -64.4       865
 taxes
Income taxes and              162,713     (24,291)        -      (206)
 other
                               ------      ------              ------
Net income                 Y  123,616  Y  126,328      +2.2   $ 1,071
                               ------      ------              ------

Condensed Statements of Income (Unaudited)
------------------------------

                          (Millions of yen, millions of U.S. dollars)
Financial Services                      Fourth quarter ended March 31
                                 2006        2007    Change      2007
                               ------      ------    ------    ------
                                                          %
Financial service          Y  223,128  Y  184,229     -17.4   $ 1,562
 revenue
Financial service             143,822     154,703      +7.6     1,312
 expenses
                               ------      ------              ------
Operating income               79,306      29,526     -62.8       250
Other income (expenses),         (124)      4,188         -        36
 net
                               ------      ------              ------
Income before income           79,182      33,714     -57.4       286
 taxes
Income taxes and               29,202      11,742     -59.8       100
 other
                               ------      ------              ------
Net income                 Y   49,980  Y   21,972     -56.0   $   186
                               ------      ------              ------

                          (Millions of yen, millions of U.S. dollars)
Sony without                            Fourth quarter ended March 31
 Financial Services              2006        2007    Change      2007
                               ------      ------    ------    ------
                                                          %
Net sales and              Y1,641,384  Y1,915,323     +16.7   $16,232
 operating revenue
Costs and expenses          1,772,802   2,058,613     +16.1    17,446
                               ------      ------              ------
Operating income (loss)      (131,418)   (143,290)        -    (1,214)
Other income (expenses),        4,503       3,892     -13.6        33
 net
                               ------      ------              ------
Income (loss) before         (126,915)   (139,398)        -    (1,181)
 income taxes
Income taxes and              (10,532)    (49,866)        -      (422)
 other
                               ------      ------              ------
Net income (loss)          Y (116,383) Y  (89,532)        -   $  (759)
                               ------      ------              ------

                          (Millions of yen, millions of U.S. dollars)
Consolidated                            Fourth quarter ended March 31
                                 2006        2007    Change      2007
                               ------      ------    ------    ------
                                                          %
Financial service          Y  217,289  Y  176,484     -18.8   $ 1,496
 revenue
Net sales and               1,638,455   1,913,121     +16.8    16,213
 operating revenue
                               ------      ------              ------
                            1,855,744   2,089,605     +12.6    17,709
Costs and expenses          1,907,646   2,202,977     +15.5    18,670
                               ------      ------              ------
Operating income (loss)       (51,902)   (113,372)        -      (961)
Other income (expenses),        4,039       7,688     +90.3        65
 net
                               ------      ------              ------
Income (loss) before          (47,863)   (105,684)        -      (896)
 income taxes
Income taxes and               18,670     (38,124)        -      (323)
 other
                               ------      ------              ------
Net income (loss)         Y   (66,533) Y  (67,560)        -   $  (573)
                               ------      ------              ------

Condensed Balance Sheet (Unaudited)
-----------------------

                          (Millions of yen, millions of U.S. dollars)
Financial Services          March             March             March
                               31                31                31
   ASSETS                    2006              2007              2007
                           ------            ------            ------
Current assets:
  Cash and cash        Y  117,630        Y  277,048      $      2,348
   equivalents
  Marketable              532,895           490,237             4,155
   securities
  Other                   200,929           321,969             2,728
                           ------            ------            ------
                          851,454         1,089,254             9,231

Investments and         3,131,269         3,347,897            28,372
 advances
Property, plant            37,422            38,671               328
 and equipment
Other assets:
  Deferred insurance      383,156           394,117             3,340
   acquisition costs
  Other                   164,827           107,703               912
                           ------            ------            ------
                          547,983           501,820             4,252
                           ------            ------            ------
                       Y4,568,128        Y4,977,642      $     42,183
                           ------            ------            ------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term           Y  136,723        Y   48,688      $        413
   borrowings
  Notes and accounts       11,707            13,159               112
   payable, trade
  Deposits from           599,952           752,367             6,376
   customers in the
   banking business
  Other                   169,956           143,245             1,213
                           ------            ------            ------
                          918,338           957,459             8,114

Long-term liabilities:
  Long-term debt          128,097           129,484             1,097
  Accrued pension and      13,479             8,773                74
   severance costs
  Future insurance      2,744,321         3,037,666            25,743
   policy benefits and
   other
  Other                   170,294           204,317             1,731
                           ------            ------            ------
                        3,056,191         3,380,240            28,645

Minority interest           4,089             5,145                44
 in consolidated
 subsidiaries
Stockholders' equity      589,510           634,798             5,380
                           ------            ------            ------
                       Y4,568,128        Y4,977,642      $     42,183
                           ------            ------            ------

                          (Millions of yen, millions of U.S. dollars)
Sony without                March             March             March
 Financial Services            31                31                31
   ASSETS                    2006              2007              2007
                           ------            ------            ------
Current assets:
  Cash and cash        Y  585,468        Y  522,851      $      4,431
   equivalents
  Marketable                4,073             3,078                26
   securities
  Notes and accounts      973,675         1,343,128            11,382
   receivable, trade
  Other                 1,393,306         1,625,914            13,779
                           ------            ------            ------
                        2,956,522         3,494,971            29,618

Film costs                360,372           308,694             2,616
Investments and           474,568           623,342             5,283
 advances
Investments in            187,400           187,400             1,588
 Financial
 Services, at cost
Property, plant         1,351,125         1,382,860            11,719
 and equipment
Other assets            1,056,726         1,100,795             9,329
                           ------            ------            ------
                       Y6,386,713        Y7,098,062      $     60,153
                           ------            ------            ------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term           Y  225,082        Y   80,944      $        686
   borrowings
  Notes and accounts      804,394         1,167,324             9,893
   payable, trade
  Other                 1,299,809         1,392,333            11,799
                           ------            ------            ------
                        2,329,285         2,640,601            22,378

Long-term liabilities:
  Long-term debt          701,372           925,259             7,841
  Accrued pension and     168,768           164,701             1,396
   severance costs
  Other                   352,457           410,354             3,477
                           ------            ------            ------
                        1,222,597         1,500,314            12,714

Minority interest          32,623            32,808               278
 in consolidated
 subsidiaries
Stockholders' equity    2,802,208         2,924,339            24,783
                           ------            ------            ------
                       Y6,386,713        Y7,098,062      $     60,153
                           ------            ------            ------

                          (Millions of yen, millions of U.S. dollars)
Consolidated                March             March             March
                               31                31                31
   ASSETS                    2006              2007              2007
                           ------            ------            ------
Current assets:
  Cash and cash        Y  703,098        Y  799,899      $      6,779
   equivalents
  Marketable              536,968           493,315             4,181
   securities
  Notes and accounts      985,508         1,369,777            11,608
   receivable, trade
  Other                 1,543,950         1,883,732            15,964
                           ------            ------            ------
                        3,769,524         4,546,723            38,532

Film costs                360,372           308,694             2,616
Investments and         3,519,907         3,888,736            32,955
 advances
Property, plant and     1,388,547         1,421,531            12,047
 equipment
Other assets:
  Deferred insurance      383,156           394,117             3,340
   acquisition costs
  Other                 1,186,247         1,156,561             9,801
                           ------            ------            ------
                        1,569,403         1,550,678            13,141
                           ------            ------            ------
                      Y10,607,753       Y11,716,362      $     99,291
                           ------            ------            ------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term          Y   336,321       Y    95,461      $        809
   borrowings
  Notes and accounts      813,332         1,179,694             9,997
   payable, trade
  Deposits from           599,952           752,367             6,376
   customers in the
   banking business
  Other                 1,450,623         1,524,330            12,918
                           ------            ------            ------
                        3,200,228         3,551,852            30,100

Long-term liabilities:
  Long-term debt          764,898         1,001,005             8,483
  Accrued pension         182,247           173,474             1,470
   and severance
   costs
  Future insurance      2,744,321         3,037,666            25,743
   policy benefits
   and other
  Other                   475,106           542,691             4,600
                           ------            ------            ------
                        4,166,572         4,754,836            40,296

Minority interest          37,101            38,970               330
 in consolidated
 subsidiaries
Stockholders'           3,203,852         3,370,704            28,565
 equity
                           ------            ------            ------
                      Y10,607,753       Y11,716,362      $     99,291
                           ------            ------            ------

Condensed Statements of Cash Flows (Unaudited)
----------------------------------

                          (Millions of yen, millions of U.S. dollars)
Financial Services                         Fiscal year ended March 31
                             2006              2007              2007
                           ------            ------            ------
Net cash provided by  Y   147,149       Y   256,540      $      2,174
 operating activities
Net cash used in         (563,753)         (276,749)           (2,345)
 investing activities
Net cash provided by      274,863           179,627             1,522
 financing activities
                           ------            ------            ------
Net increase             (141,741)          159,418             1,351
 (decrease) in cash
 and cash equivalents
Cash and cash             259,371           117,630               997
 equivalents at
 beginning of the
 fiscal year
                           ------            ------            ------
Cash and cash         Y   117,630       Y   277,048      $      2,348
 equivalents at end
 of the fiscal year
                           ------            ------            ------

                          (Millions of yen, millions of U.S. dollars)
Sony without                               Fiscal year ended March 31
 Financial Services          2006              2007              2007
                           ------            ------            ------
Net cash provided by  Y   251,975       Y   305,571      $      2,590
 operating activities
Net cash used in         (296,376)         (431,086)           (3,653)
 investing activities
Net cash provided by       74,600            59,598               505
 financing activities
Effect of exchange         35,537             3,300                28
 rate changes on cash
 and cash equivalents
                           ------            ------            ------
Net increase               65,736           (62,617)             (530)
 (decrease) in cash
 and cash equivalents
Cash and cash             519,732           585,468             4,961
 equivalents at
 beginning of the
 fiscal year
                           ------            ------            ------
Cash and cash         Y   585,468       Y   522,851      $      4,431
 equivalents at end
 of the fiscal year
                           ------            ------            ------

                          (Millions of yen, millions of U.S. dollars)
Consolidated                               Fiscal year ended March 31
                             2006              2007              2007
                           ------            ------            ------
Net cash provided by  Y   399,858       Y   561,028      $      4,754
 operating activities
Net cash used in         (871,264)         (715,430)           (6,063)
 investing activities
Net cash provided by      359,864           247,903             2,101
 financing activities
Effect of exchange         35,537             3,300                28
 rate changes on cash
 and cash equivalents
                           ------            ------            ------
Net increase              (76,005)           96,801               820
 (decrease) in cash
 and cash equivalents
Cash and cash             779,103           703,098             5,959
 equivalents at
 beginning of the
 fiscal year
                           ------            ------            ------
Cash and cash         Y   703,098       Y   799,899      $      6,779
 equivalents at end
 of the fiscal year
                           ------            ------            ------

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